

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 2, 2015

Via E-mail
Mr. Kim D. Blickenstaff
President and Chief Executive Officer
Tandem Diabetes Care, Inc.
11045 Roselle Street
San Diego, California 92121

> **Re: Tandem Diabetes Care, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed February 24, 2015**
> **Form 10-Q for the Quarterly Period Ended March 31, 2015**
> **Filed April 30, 2015**
> **File No. 001-36189**

Dear Mr. Blickenstaff:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Year Ended December 31, 2014

Exhibits 31.1 and 31.2

1.   We note that the certifications filed as Exhibits 31.1 and 31.2 do not include the language regarding internal control over financial reporting in the introductory paragraph 4 as required by Item 601(b)(31) of Regulation S-K. Also, we note that the certifications filed as Exhibits 31.1 and 31.2 to your Form 10-Q for the period ended March 31, 2015 exclude the same language, as well as paragraph 4(b) in its entirety. Please amend your filings to include corrected certifications that provide all of the required statements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eric Atallah at (202) 551-3663 or Tara Harkins, Senior Accountant, at (202) 551-3639 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3671.

Sincerely,

/s/ Martin James

Martin James
Senior Assistant Chief Accountant